SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Material Contained in this Report

Page
1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2020 – September 30, 2020) filed with the Tokyo Stock Exchange on Monday November 2, 2020.
2.	English press release entitled, “Notice Regarding Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2021.”
3.	English press release entitled, “Notice Regarding Interim Dividend and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2021.”
4.	English press release entitled, “Notice Regarding Repurchase of Own Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 2, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Planning Department
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2020 – September 30, 2020

November 2, 2020

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2020 to September 30, 2020

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Six Months Ended September 30, 2020

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2020	1,084,738	(4.5%)	119,839	(25.9%)	134,174	(41.3%)	93,842	(41.0%)
September 30, 2019	1,135,445	(10.0%)	161,702	(17.1%)	228,629	3.5%	159,150	2.6%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥88,110 million for the six months ended September 30, 2020 (year-on-year change was a 28.6% decrease) and ¥123,365 million for the six months ended September 30, 2019 (year-on-year change was a 26.5% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2020	75.22	75.16
September 30, 2019	124.34	124.24

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2020	13,168,070	3,040,685	2,979,684	22.6%
March 31, 2020	13,067,528	3,065,835	2,993,608	22.9%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2020	—	35.00	—	41.00	76.00
March 31, 2021	—	35.00	—	—	—

March 31, 2021 (Est.)	—	—	—	41.00	76.00

*Note 3:

For details of dividend forecast for the fiscal year ending March 31, 2021, please refer to “Notice Regarding Interim Dividend and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2021” announced today.

3. Forecast for the Year Ending March 31, 2021 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2021	190,000	(37.2%)

*Note 4:

Although forward-looking statements in this document are based on information currently available to, and assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoption of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 5:	For details, please refer to “2. Financial Information (6) Changes in Accounting Policies” on page 14.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,313,954,980 as of September 30, 2020, and 1,324,629,128 as of March 31, 2020.

2. The number of treasury stock was 66,231,586 as of September 30, 2020, and 68,680,644 as of March 31, 2020.

3. The average number of outstanding shares was 1,247,495,423 for the six months ended September 30, 2020, and 1,279,965,110 for the six months ended September 30, 2019.

The Company’s shares held through the Board Incentive Plan Trust (2,197,628 shares as of September 30, 2020 and 1,476,828 shares as of March 31, 2020) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Six Months Ended September 30, 2020

		Six months ended September 30, 2019	Six months ended September 30, 2020	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,135,445	1,084,738	(50,707)	(4)%
Total Expenses	(millions of yen)	973,743	964,899	(8,844)	(1)%
Income before Income Taxes	(millions of yen)	228,629	134,174	(94,455)	(41)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	159,150	93,842	(65,308)	(41)%
Earnings Per Share (Basic)	(yen)	124.34	75.22	(49.12)	(40)%
(Diluted)	(yen)	124.24	75.16	(49.08)	(40)%
ROE (Annualized) *1	(%)	10.9	6.3	(4.6)	—
ROA (Annualized) *2	(%)	2.58	1.43	(1.15)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2020 to September 30, 2020)

Total revenues for the six months ended September 30, 2020 (hereinafter, “the second consolidated period”) decreased 4% to ¥1,084,738 million compared to ¥1,135,445 million during the same period of the previous fiscal year due to decreases in services income, gains on investment securities and dividends, and operating leases revenues despite increases in life insurance premiums and related investment income, and sales of goods and real estate.

Total expenses decreased 1% to ¥964,899 million compared to ¥973,743 million during the same period of the previous fiscal year due to a decrease in services expense despite increases in life insurance costs, and costs of goods and real estate sold in line with the aforementioned revenue declines.

In addition, equity in net income of affiliates decreased 93% to ¥2,289 million compared to ¥32,617 million and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased 77% to ¥7,681 million compared to ¥33,288 million during the same period of the previous fiscal year.

Due to the above results and the impact of COVID-19, income before income taxes for the second consolidated period decreased 41% to ¥134,174 million compared to ¥228,629 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 41% to ¥93,842 million compared to ¥159,150 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the second consolidated period decreased 38% to ¥149,520 million compared to the same period of the previous fiscal year.

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were initially charged to its respective segments, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the six months ended September 30, 2019 has been retrospectively restated.

Since April 1, 2020, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

Segment information for the second consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and IT-related equipment; Yayoi

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	211,546	208,591	(2,955)	(1)
Segment Profits	32,581	24,948	(7,633)	(23)

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,789,693	1,709,878	(79,815)	(4)

Segment revenues decreased 1% to ¥208,591 million compared to the same period of the previous fiscal year. This decrease was primarily due to lower finance revenues resulting from a decrease in financial assets and lower operating leases revenues resulting from a decrease in revenues from our car rental business, despite an increase in services income from investees in our corporate financial services business.

Due to the above-mentioned reasons as well as increases in costs of operating leases and services expense, and the absence of bargain purchase gains recorded in relation to companies acquired in our corporate financial services business during the six months ended September 30, 2019, segment profits decreased 23% to ¥24,948 million compared to the same period of the previous fiscal year.

Segment assets decreased 4% to ¥1,709,878 million compared to the end of the previous fiscal year. This decrease was mainly due to decreases in net investment in leases, installment loans, and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	229,428	167,276	(62,152)	(27)
Segment Profits	47,444	10,355	(37,089)	(78)

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	821,194	827,330	6,136	1

Our operating facilities have faced temporary closure and low occupancy rates during the second consolidated period due to the impact of the COVID-19 pandemic. Consequently, services income from our facility operations business declined. We also experienced a decline in gains on sales of real estate under operating leases. In addition, DAIKYO INCORPORATED’s revenues from real estate contract work decreased due to the dissipation of increased last-minute demand before the consumption tax hike in Japan during the same period of the previous year. As a result, segment revenues decreased 27% to ¥167,276 million compared to the same period of the previous fiscal year.

Due to the above-mentioned reasons as well as the absence of gains on the sale of a subsidiary which operates senior housings during the six months ended September 30, 2019, segment profits decreased 78% to ¥10,355 million compared to the same period of the previous fiscal year despite a decrease in services expense from our facility operations business.

Investment in operating leases declined due to the sales of real estate under operating leases. However, this decline was offset by increases in investment in affiliates and advances for finance lease and operating lease. As a result, segment assets increased 1% to ¥827,330 million compared to the end of the previous fiscal year.

PE Investment and Concession: Private equity investment and concession

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	143,844	157,826	13,982	10
Segment Profits	19,649	4,077	(15,572)	(79)

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	322,522	322,588	66	0

Segment revenues increased 10% to ¥157,826 million compared to the same period of the previous fiscal year. This increase was primarily due to the increase in sales of goods by our investees, despite a decrease in services income resulting from the sale of a subsidiary during the previous fiscal year.

Due to the impact of COVID-19, the number of passengers and flights at our three airports in Kansai decreased substantially, resulting in a decrease in equity in net income of affiliates in our concession business. Also, with the absence of gains on the sale of a subsidiary recorded during the six months ended September 30, 2019, in our private equity business, segment profits decreased 79% to ¥4,077 million compared to the same period of the previous fiscal year.

Segment assets totaled ¥322,588 million, remaining substantially unchanged compared to the end of the previous fiscal year. This was mainly due to an increase in advances for property under facility operations and an increase in intangible assets resulting from the allocation of acquisition costs of a subsidiary acquired during the three months ended March 31, 2020, offset by a decrease in investment in affiliates.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	78,327	71,418	(6,909)	(9)
Segment Profits	8,527	14,132	5,605	66

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	478,796	478,167	(629)	(0)

Segment revenues decreased 9% to ¥71,418 million compared to the same period of the previous fiscal year due to a decrease in services income resulting from the decrease in electricity sales.

Segment profits increased 66% to ¥14,132 million compared to the same period of the previous fiscal year. This increase was primarily due to the recognition of bargain purchase gains that resulted from the conversion of an investee involved in wind power generation business in India, into a wholly owned subsidiary.

Segment assets totaled ¥478,167 million, remaining substantially unchanged compared to the end of the previous fiscal year.

Insurance: Life insurance

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	184,200	235,754	51,554	28
Segment Profits	25,926	34,716	8,790	34
	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,580,158	1,710,425	130,267	8

Segment revenues increased 28% to ¥235,754 million compared to the same period of the previous fiscal year. This increase was due to an increase in life insurance premiums in line with an increase in new insurance contracts, as well as an increase in life insurance related investment income from variable life insurance contracts.

Due to the above-mentioned reasons as well as the reversal of policy liability reserves related to variable life insurance contracts and fixed annuity insurance contracts, segment profits increased 34% to ¥34,716 million compared to the same period of the previous fiscal year.

Segment assets increased 8% to ¥1,710,425 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking and consumer finance

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	41,788	41,661	(127)	(0)
Segment Profits	18,769	24,239	5,470	29
	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,603,736	2,676,617	72,881	3

Segment revenues totaled ¥41,661 million, remaining substantially unchanged compared to the same period of the previous fiscal year. This was primarily due to increased services income generated from the mortgage bank business of ORIX Credit and increased finance revenues derived from real estate investment loans in our banking business offset by a decline in finance revenues of ORIX Credit.

Segment profits increased 29% to ¥24,239 million compared to the same period of the previous fiscal year due to a decrease in provision for credit losses during the second consolidated period, compared to the provision for doubtful receivables and probable loan losses recorded during the six months ended September 30, 2019, by ORIX Credit.

Segment assets increased 3% to ¥2,676,617 million compared to the end of the previous fiscal year due to an increase in the balance of real estate investment loans in our banking business.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	29,434	14,876	(14,558)	(49)
Segment Profits	16,842	4,713	(12,129)	(72)

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	585,304	568,866	(16,438)	(3)

Segment revenues decreased 49% to ¥14,876 million compared to the same period of the previous fiscal year. This was due to a decline in operating leases revenues resulting from declines in both the number of aircraft owned and the number of aircraft sold, a decline in fee income resulting from the decline in the number of aircraft sold to investors in our aircraft leasing business, and the absence of gains on sales of ships recorded during the six months ended September 30, 2019.

With the above-mentioned reasons and a decrease in equity in net income of affiliates from Avolon Holdings Limited, segment profits decreased 72% to ¥4,713 million compared to the same period of the previous fiscal year.

Segment assets decreased 3% to ¥568,866 million compared to the end of the previous fiscal year. The decrease was mainly due to a decline in installment loans in our ship-related business and a decline in investment in affiliates in our aircraft leasing business.

ORIX USA: Finance, investment and asset management in the Americas

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	65,922	57,859	(8,063)	(12)
Segment Profits	35,894	11,414	(24,480)	(68)

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,374,027	1,294,184	(79,843)	(6)

Segment revenues decreased 12% to ¥57,859 million compared to the same period of the previous fiscal year. The decline was primarily due to decreased services income and a decline in gains on investment securities and dividends.

Due to the above-mentioned reasons as well as the absence of gains on sales of Houlihan Lokey, Inc. recorded during the six months ended September 30, 2019, the recording of write-downs of securities, and increases in selling, general and administrative expenses and provision for credit losses, segment profits decreased 68% to ¥11,414 million compared to the same period of the previous fiscal year.

Segment assets decreased 6% to ¥1,294,184 million compared to the end of the previous fiscal year due to decreases in installment loans and investment in securities.

ORIX Europe: Equity and fixed income asset management

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	77,202	73,046	(4,156)	(5)
Segment Profits	16,688	16,291	(397)	(2)

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	317,847	318,682	835	0

Despite an increase in gains on investment securities and dividends, segment revenues decreased 5% to ¥73,046 million compared to the same period of the previous fiscal year due to a decrease in services income, which was associated with pervasive price declines in the equity markets during the three months ended March 31, 2020, resulting in a lower average amount of assets under management during the second consolidated period, compared to the same period of the previous fiscal year.

Despite a decrease in selling, general and administrative expenses, segment profits decreased 2% to ¥16,291 million compared to the same period of the previous fiscal year due to the above reason.

Segment assets totaled ¥318,682 million, remaining substantially unchanged compared to the end of the previous fiscal year. This was mainly due to a decrease in investment in securities offset by increases in goodwill and intangible assets acquired in business combinations due to the effect of changes in foreign exchange rates.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Six months ended September 30, 2019 (millions of yen)	Six months ended September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	72,752	58,962	(13,790)	(19)
Segment Profits	19,187	4,635	(14,552)	(76)

	As of March 31, 2020 (millions of yen)	As of September 30, 2020 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,010,268	992,937	(17,331)	(2)

Segment revenues decreased 19% to ¥58,962 million compared to the same period of the previous fiscal year. The decrease was due to the absence of gains on investment securities of an investee in Asia recorded during the six months ended September 30, 2019, and decreases in services income and finance revenues.

In addition to the above-mentioned reasons, despite the recognition of gains on sales of subsidiaries and affiliates in Asia, equity in net income of affiliates declined due to the recording of an impairment loss on an investment in an affiliate. As a result, segment profits decreased 76% to ¥4,635 million compared to the same period of the previous fiscal year.

Segment assets decreased 2% to ¥992,937 million compared to the end of the previous fiscal year due to decreases in investment in affiliates and net investment in leases.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

			As of March 31, 2020	As of September 30, 2020	Change
					Amount	Percent
Total Assets	(millions of yen	)	13,067,528	13,168,070	100,542	1%
(Segment Assets)			10,883,545	10,899,674	16,129	0%
Total Liabilities	(millions of yen	)	9,991,362	10,127,385	136,023	1%
(Short- and Long-term Debt)			4,616,186	4,624,986	8,800	0%
(Deposits)			2,231,703	2,321,840	90,137	4%
Shareholders’ Equity	(millions of yen	)	2,993,608	2,979,684	(13,924)	(0)%
Shareholders’ Equity Per Share	(yen)		2,386.35	2,392.31	5.96	0%

Notes:	1. Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 1% to ¥13,168,070 million compared to ¥13,067,528 million at the end of the previous fiscal year due to an increase in investment in securities despite decreases in net investment in leases and investment in operating leases, and furthermore, an increase in allowance for credit losses compared to allowance for doubtful receivables on finance leases and probable loan losses as of the end of the previous fiscal year as a result of the adoption the Credit Losses Standard. In addition, segment assets remained flat at ¥10,899,674 million compared to the end of the previous fiscal year.

Total liabilities increased 1% to ¥10,127,385 million compared to ¥9,991,362 million at the end of the previous fiscal year due to a decrease in trade notes, accounts and other payable despite increases in deposits, and policy liabilities and policy account balances.

Shareholders’ equity remained flat at ¥2,979,684 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2020	As of September 30, 2020
Cash and Cash Equivalents		982,666	1,182,557
Restricted Cash		152,618	124,749
Net Investment in Leases		1,080,964	1,033,980
Installment Loans		3,740,486	3,732,261
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥90,893 million
September 30, 2020	¥94,885 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(56,836)	0
Allowance for Credit Losses		0	(85,761)
Investment in Operating Leases		1,400,001	1,375,958
Investment in Securities		2,245,323	2,347,344
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥25,295 million
September 30, 2020	¥7,263 million
The amounts which are associated to available-for-sale debt securities are as follows:
September 30, 2020
Amortized Cost	¥1,724,180 million
Allowance for Credit Losses	¥0 million
Property under Facility Operations		562,485	562,612
Investment in Affiliates		821,662	793,506
Trade Notes, Accounts and Other Receivable		312,744	254,220
Inventories		126,013	135,234
Office Facilities		203,930	195,577
Other Assets		1,495,472	1,515,833
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥18,206 million
September 30, 2020	¥9,062 million

Total Assets		13,067,528	13,168,070

Liabilities and Equity
Short-term Debt		336,832	361,525
Deposits		2,231,703	2,321,840
Trade Notes, Accounts and Other Payable		282,727	197,062
Policy Liabilities and Policy Account Balances		1,591,475	1,727,963
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥300,739 million
September 30, 2020	¥296,810 million
Current and Deferred Income Taxes		356,350	354,184
Long-term Debt		4,279,354	4,263,461
Other Liabilities		912,921	901,350

Total Liabilities		9,991,362	10,127,385

Redeemable Noncontrolling Interests		10,331	0

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,638	243,061
Retained Earnings		2,754,461	2,753,954
Accumulated Other Comprehensive Income (Loss)		(118,532)	(124,264)
Treasury Stock, at Cost		(121,070)	(114,178)

Total ORIX Corporation Shareholders’ Equity		2,993,608	2,979,684
Noncontrolling Interests		72,227	61,001

Total Equity		3,065,835	3,040,685

Total Liabilities and Equity		13,067,528	13,168,070

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2020	As of September 30, 2020
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	(5,001)	(3,130)
Debt valuation adjustments	1,457	923
Defined benefit pension plans	(26,375)	(26,248)
Foreign currency translation adjustments	(72,471)	(79,142)
Net unrealized losses on derivative instruments	(16,142)	(16,667)

Total	(118,532)	(124,264)

Note 2:

Credit Losses Standard has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Six months ended September 30, 2019	Six months ended September 30, 2020
Revenues :
Finance revenues	136,372	131,904
Gains on investment securities and dividends	20,381	12,832
Operating leases	214,925	197,961
Life insurance premiums and related investment income	182,468	233,751
Sales of goods and real estate	184,494	192,653
Services income	396,805	315,637

Total Revenues	1,135,445	1,084,738

Expenses :
Interest expense	50,243	42,161
Costs of operating leases	143,440	145,810
Life insurance costs	130,960	173,025
Costs of goods and real estate sold	160,042	163,538
Services expense	247,749	202,118
Other (income) and expense	9,473	7,833
Selling, general and administrative expenses	221,191	218,619
Provision for doubtful receivables and probable loan losses	10,573	0
Provision for credit losses	0	7,336
Write-downs of long-lived assets	36	583
Write-downs of securities	36	3,876

Total Expenses	973,743	964,899

Operating Income	161,702	119,839
Equity in Net Income of Affiliates	32,617	2,289
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	33,288	7,681
Bargain Purchase Gain	1,022	4,365

Income before Income Taxes	228,629	134,174
Provision for Income Taxes	66,965	38,682

Net Income	161,664	95,492

Net Income Attributable to the Noncontrolling Interests	2,192	1,673

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	322	(23)

Net Income Attributable to ORIX Corporation Shareholders	159,150	93,842

Note :

Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see “(6) Changes in Accounting Policies — (Adoption of New Accounting Standards)”

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Six months ended September 30, 2019	Six months ended September 30, 2020
Net Income :	161,664	95,492

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	4,904	1,879
Net change of debt valuation adjustments	204	(534)
Net change of defined benefit pension plans	786	125
Net change of foreign currency translation adjustments	(38,045)	(8,749)
Net change of unrealized gains (losses) on derivative instruments	(5,728)	(520)
Total other comprehensive income (loss)	(37,879)	(7,799)

Comprehensive Income	123,785	87,693

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	373	(114)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	47	(303)

Comprehensive Income Attributable to ORIX Corporation Shareholders	123,365	88,110

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In June 2016, the Credit Losses Standard was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale debt securities. The Company and its subsidiaries adopted these updates on April 1, 2020 through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. The allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet credit exposures such as financial guarantees and loan commitments was increased due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥ 31,745 million in the allowance for credit losses for financial assets, an increase of ¥ 28,294 million in other liabilities related to off-balance sheet credit exposures and a decrease of ¥ 42,855 million in retained earnings in the consolidated balance sheets as of April 1, 2020.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment” — ASC 350 (“Intangible — Goodwill and Other”)) was issued. This Update eliminates Step 2 from the conventional two-step goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. The Company and its subsidiaries adopted this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Six Months ended September 30, 2019		Six Months ended September 30, 2020		March 31, 2020	September 30, 2020
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services and Maintenance Leasing	211,546	32,581	208,591	24,948	1,789,693	1,709,878
Real Estate	229,428	47,444	167,276	10,355	821,194	827,330
PE Investment and Concession	143,844	19,649	157,826	4,077	322,522	322,588
Environment and Energy	78,327	8,527	71,418	14,132	478,796	478,167
Insurance	184,200	25,926	235,754	34,716	1,580,158	1,710,425
Banking and Credit	41,788	18,769	41,661	24,239	2,603,736	2,676,617
Aircraft and Ships	29,434	16,842	14,876	4,713	585,304	568,866
ORIX USA	65,922	35,894	57,859	11,414	1,374,027	1,294,184
ORIX Europe	77,202	16,688	73,046	16,291	317,847	318,682
Asia and Australia	72,752	19,187	58,962	4,635	1,010,268	992,937

Segment Total	1,134,443	241,507	1,087,269	149,520	10,883,545	10,899,674

Difference between Segment Total and Consolidated Amounts	1,002	(12,878)	(2,531)	(15,346)	2,183,983	2,268,396

Consolidated Amounts	1,135,445	228,629	1,084,738	134,174	13,067,528	13,168,070

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Note 3:

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were initially charged to its respective segments, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the six months ended September 30, 2019 has been retrospectively restated.

Note 4:	Credit Losses Standard has been adopted since April 1, 2020. For further information, see “(6) Changes in Accounting Policies - (Adoption of New Accounting Standards)”.
Note 5:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Subsequent Events

There are no material subsequent events.

Notice Regarding Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2021

TOKYO, Japan — November 2, 2020 – ORIX Corporation (“ORIX”) announced that the Board of Directors, at a meeting held today, resolved its consolidated earnings forecast for the fiscal year ending March 31, 2021 (from April 1, 2020 to March 31, 2021).

Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2021

Net Income Attributable to ORIX Corporation Shareholders (millions of yen)
Previous Forecast (A)	—
Revised Forecast (B)	190,000
Difference (B-A)	—
Difference (%)	—
(Reference) Results for the fiscal year ended March 31, 2020	302,700

Reasons for disclosure

The forecast for the fiscal year ending March 31, 2021 was previously not announced because the global economic slowdown caused by the spread of the coronavirus disease 2019 (hereinafter, “COVID-19”) made it difficult for us to reasonably forecast our consolidated business performance. Although uncertainty regarding the end of COVID-19 remains, the above forecast has been made based on the information and projections available at the present. Our forecast assumes that the worst is over, but that a certain level of impact from COVID-19 will persist for some time.

This forecast is subject to change due to the spread of COVID-19. ORIX will make disclosure in a timely manner if we observe changes that may have a significant impact on our business performance.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”

Notice Regarding Interim Dividend and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2021

TOKYO, Japan — November 2, 2020 — ORIX Corporation (“ORIX”) announced that the Board of Directors, at a meeting held today, resolved the interim dividend, the record date of which is September 30, 2020, and the forecast for the annual dividend, the record date of which is March 31, 2021.

Interim Dividend Details for the Fiscal Year Ending March 31, 2021

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2020
Record Date	September 30, 2020	September 30, 2020	September 30, 2019
Dividend Per Share	35.00 yen	35.00 yen	35.00 yen
Total Dividend Amount	43,670 million yen	—	44,862 million yen
Effective Date	December 9, 2020	—	December 3, 2019
Source of Dividend	Retained earnings	—	Retained earnings

Dividend Forecast for the Fiscal Year Ending March 31, 2021

The fiscal year-end dividend for FY2021.3 is forecast at 41 yen per share.

Dividend Per Share
Record Date	Interim	Fiscal Year-End		Annual
Dividend Forecast	—	41.00 yen	*	76.00 yen	*
Actual Dividend (ending March 31, 2021)	35.00 yen	—		—
Actual Dividend (ended March 31, 2020)	35.00 yen	41.00 yen		76.00 yen

* In the above, the minimum dividend is entered.

ORIX has determined the dividend forecast for the fiscal year ending March 31, 2021 by adopting either a dividend payout ratio of 50% or an annual dividend per share of 76 yen, whichever is higher. ORIX will continue to distribute dividends with a focus on an optimal balance between the active pursuit of investment opportunities for profit growth and stable and sustainable distribution of dividends to shareholders.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”

Notice Regarding Repurchase of Own Shares

TOKYO, Japan — November 2, 2020 — ORIX Corporation (“ORIX”) hereby announces that its Board of Directors passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares, to be implemented pursuant to Article 459, Paragraph 1 of the Companies Act and Article 34 of the Articles of Incorporation.

1.	Reason for Repurchase of Own Shares

ORIX will repurchase its own shares in order to enhance shareholder returns and improve capital efficiency.

2.	Details of Share Repurchase

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 50,000,000 shares

(approx.4.0% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 44.2 billion yen

(4)	Repurchase Period: From November 9, 2020 to March 31, 2021

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Policies for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares equal to approximately 5% of the total number of issued shares (at maximum) and shall cancel the shares exceeding such amount. The actual number of shares cancelled will be announced after completing the repurchase stated above.

2.	Status of Treasury Shares as of September 30, 2020

Total outstanding shares (excluding treasury shares): 1,247,723,394 shares

Treasury shares: 66,231,586 shares

* The Company’s shares held through the Board Incentive Plan Trust (2,197,628 shares) are not included in the number of treasury shares.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”